UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2013

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 17th October 2013	By	/s/ Sanjay Dongre
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 15th October 2013 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about financial results for the Quarter and half year ended 30th September, 2013 as approved by the Board of Directors.

15th October, 2013

New York Stock Exchange

11, Wall Street

New York,

NY 10005

USA

Dear Sirs,

Re: Financial Results for the quarter and half year ended 30th September, 2013.

Pursuant to the Listing Agreement, we send herewith the Financial Results for the Second quarter (unaudited) and the half year (audited) ended 30th September, 2013, Segment-wise Reporting and the Press Release in this regard. The results were duly approved by the Board of Directors of the Bank at its meeting held today i.e. 15th October, 2013.

A copy of the Auditor’s Report for the half year ended 30th September 2013, including a Limited Review Report in respect of the unaudited financials for the quarter ended 30th September, 2013 are attached

Kindly take the same on record.

Thanking You,

Yours Faithfully,

For HDFC Bank Limited

Sd/-

Sanjay Dongre

Executive Vice- President (Legal) &

Company Secretary

Encl : a/a.

HDFC BANK LIMITED

FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2013

							( in lacs)
	Particulars	Quarter ended 30.09.2013	Quarter ended 30.06.2013	Quarter ended 30.09.2012	Half Year ended 30.09.2013	Half Year ended 30.09.2012	Year Ended 31.03.2013
		Unaudited	Unaudited	Unaudited	Audited*	Audited*	Audited*
1	Interest Earned (a)+(b)+(c)+(d)	1009334	966296	867482	1975630	1685056	3506487
	a) Interest / discount on advances / bills	769211	732474	659958	1501685	1283141	2682239
	b) Income on Investments	229173	221782	195277	450955	383145	782026
	c) Interest on balances with Reserve Bank of India and other inter bank funds	8415	11027	8499	19442	13610	28163
	d) Others	2535	1013	3748	3548	5160	14059
2	Other Income	184435	192560	147183	376995	312126	685262
3	TOTAL INCOME (1)+(2)	1193769	1158856	1014665	2352625	1997182	4191749
4	Interest Expended	561681	524426	479296	1086107	931633	1925375
5	Operating Expenses (i)+(ii)	293421	303819	268536	597240	531195	1123612
	i) Employees cost	103569	110908	96293	214477	195612	396538
	ii) Other operating expenses	189852	192911	172243	382763	335583	727074
6	TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	855102	828245	747832	1683347	1462828	3048987
7	Operating Profit before Provisions and Contingencies (3)-(6)	338667	330611	266833	669278	534354	1142762
8	Provisions (other than tax) and Contingencies	38593	52712	38991	91305	97149	167700
9	Exceptional Items	—	—	—	—	—	—
10	Profit / (Loss) from Ordinary Activities before tax (7)-(8)-(9)	300074	277899	227842	577973	437205	975062
11	Tax Expense	101842	93513	71844	195355	139468	302434
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	198232	184386	155998	382618	297737	672628
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	198232	184386	155998	382618	297737	672628
15	Paid up equity share capital (Face Value of 2/- each)	47825	47775	47234	47825	47234	47588
16	Reserves excluding revaluation reserves						3573826
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio
	(a) Basel II	NA	16.0%	17.0%	NA	17.0%	16.8%
	(b) Basel III	14.6%	15.5%	NA	14.6%	NA	NA
	(iii) Earnings per share ( )
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	8.3	7.7	6.6	16.0	12.6	28.5
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	8.2	7.7	6.5	15.9	12.5	28.2
	(iv) NPA Ratios
	(a) Gross NPAs	294171	271903	213344	294171	213344	233464
	(b) Net NPAs	76721	68904	38686	76721	38686	46895
	(c) % of Gross NPAs to Gross Advances	1.1%	1.0%	0.9%	1.1%	0.9%	1.0%
	(d) % of Net NPAs to Net Advances	0.3%	0.3%	0.2%	0.3%	0.2%	0.2%
	(v) Return on assets (average) - not annualized	0.5%	0.5%	0.4%	1.0%	0.9%	1.9%
18	Non Promoters Shareholding
	(a) Public Shareholding
	- No. of shares	1441044575	1438851383	1412264911	1441044575	1412264911	1429766866
	- Percentage of Shareholding	60.3%	60.3%	59.8%	60.3%	59.8%	60.1%
	(b) Shares underlying Depository Receipts (ADS and GDR)
	- No. of shares	406987485	406665702	406217229	406987485	406217229	406436064
	- Percentage of Shareholding	17.0%	17.0%	17.2%	17.0%	17.2%	17.1%
19	Promoters and Promoter Group Shareholding
	(a) Pledged / Encumbered
	- No. of shares	—	—	—	—	—	—
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—	—
	- Percentage of Shares (as a % of the total share capital of the Company)	—	—	—	—	—	—
	(b) Non - encumbered
	- No. of shares	543216100	543216100	543216100	543216100	543216100	543216100
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
	- Percentage of Shares (as a % of the total share capital of the Company)	22.7%	22.7%	23.0%	22.7%	23.0%	22.8%

*	Except for disclosure regarding ‘Non Promoters Shareholding’ and ‘Promoters and Promoter Group Shareholding’ which are unaudited.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

	( in lacs)
Particulars		Quarter ended 30.09.2013	Quarter ended 30.06.2013	Quarter ended 30.09.2012	Half Year ended 30.09.2013	Half Year ended 30.09.2012	Year Ended 31.03.2013
		Unaudited	Unaudited	Unaudited	Audited	Audited	Audited
1	Segment Revenue
a)	Treasury	304726	305671	214103	610397	465799	971102
b)	Retail Banking	974274	953083	858218	1927357	1663664	3491965
c)	Wholesale Banking	488382	450182	454806	938564	881665	1763382
d)	Other Banking Operations	125015	100168	89950	225183	168048	390256
e)	Unallocated	—	258	3425	258	3425	11277
	Total	1892397	1809362	1620502	3701759	3182601	6627982
	Less: Inter Segment Revenue	698628	650506	605837	1349134	1185419	2436233

	Income from Operations	1193769	1158856	1014665	2352625	1997182	4191749

2	Segment Results
a)	Treasury	(10322)	30981	4852	20659	11546	22500
b)	Retail Banking	137201	122150	108913	259351	201855	442415
c)	Wholesale Banking	168520	120520	108856	289040	218476	475196
d)	Other Banking Operations	41148	42128	34440	83276	60468	156412
e)	Unallocated	(36473)	(37880)	(29219)	(74353)	(55140)	(121461)

	Total Profit Before Tax	300074	277899	227842	577973	437205	975062

3	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	9551390	9607111	8818950	9551390	8818950	11480639
b)	Retail Banking	(10495893)	(9683888)	(8600001)	(10495893)	(8600001)	(9696648)
c)	Wholesale Banking	5445787	4479732	3569194	5445787	3569194	2429843
d)	Other Banking Operations	988798	1050244	876202	988798	876202	1031495
e)	Unallocated	(1441565)	(1612204)	(1329875)	(1441565)	(1329875)	(1623915)

	Total	4048517	3840995	3334470	4048517	3334470	3621414

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organization structure, the internal business reporting system and the guidelines prescribed by RBI.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Notes :

1	Statement of Assets and Liabilities as on September 30, 2013 is given below.

	( in lacs)
Particulars	As at 30.09.2013	As at 30.09.2012
	Audited	Audited
CAPITAL AND LIABILITIES
Capital	47825	47234
Reserves and Surplus	4000692	3287236
Employees’ Stock Options (Grants) Outstanding	—	30
Deposits	31301114	27413004
Borrowings	3933986	3097259
Other Liabilities and Provisions	3833060	3892693

Total	43116677	37737456

ASSETS
Cash and Balances with Reserve Bank of India	1994440	2168625
Balances with Banks and Money at Call and Short notice	808631	502618
Investments	10185000	9173377
Advances	26861699	23164861
Fixed Assets	294865	250013
Other Assets	2972041	2477962

Total	43116677	37737456

2	The above results have been approved by the Board of Directors at its meeting held on October 15, 2013.
3	The results for the half year ended September 30, 2013 have been subject to an “Audit” and the results for the quarter ended September 30, 2013 have been subject to a “Limited Review” by the Statutory Auditors of the Bank. An unqualified report has been issued by them thereon.
4	The Bank has followed the same significant accounting policies in the preparation of the interim financial statements as those followed in the annual financial statements for the year ended March 31, 2013.
5	The RBI vide its circular DBOD.BP.BC.No. 41/21.04.141/2013-14 dated August 23, 2013, allowed banks the option to distribute the net depreciation on the entire Available For Sale (AFS )and Held For Trading (HFT) portfolio on each of the valuation dates in the current financial year, in equal installments over the year. For the quarter ended September 30, 2013, the net depreciation on these portfolios of the Bank amounted to 135.02 crore. However, the Bank has opted not to distribute the said amount of depreciation and has recognised this charge entirely in the Profit and Loss Account during the quarter and half year ended September 30, 2013. Had the Bank opted to amortise the net depreciation, the said charge would have been lower by 115.73 crore and the profit after tax would have been higher by 76.61 crore. Further, vide the same circular, as a one-time measure, the RBI permitted banks to transfer SLR securities from AFS/HFT category to HTM category. Accordingly, during the quarter ended September 30, 2013, the Bank has transferred SLR securities with face value of 1932.49 crore from AFS category to HTM category and has recognised a loss of 16.90 crore in the Profit and Loss Account resulting from the said transfer. Had this transfer not been effected, the depreciation charge during the quarter and half year ended September 30, 2013, arising on valuation of the investment portfolio, would have been higher by 38.54 crore and the profit after tax would have been lower by 25.51 crore.
6	Commission paid to sales agents and subventions / fees received from dealers and manufacturers for originating retail asset products were reclassified under Operating Expenses and under Other Income respectively, effective year ended March 31, 2013. The net commission paid was hitherto reduced from Interest Income. Figures for the quarter and half year ended September 30, 2012 have accordingly been regrouped / reclassified. The above change in classification has no impact on the profit of the Bank.
7	Recoveries from written off accounts and direct charge offs were reclassified under Other Income and under Operating Expenses respectively, effective March 31, 2013. These were hitherto included in the specific loan loss charge under Provisions and Contingencies. Figures for the quarter and half year ended September 30, 2012 have accordingly been regrouped / reclassified. The above change in classification has no impact on the profit of the Bank.
8	In accordance with the RBI circular DBOD.No.BP.BC.88/21.06.201/2012-13 dated March 28, 2013, banks are required to disclose capital adequacy ratio computed under Basel III capital regulations from the quarter ended June 30, 2013. Accordingly, corresponding details for previous periods are not applicable.
9	In accordance with RBI circular DBOD.No.BP.BC.2/21.06.201/2013-14 dated July 1, 2013, Banks are required to make half yearly Pillar 3 disclosures under Basle III capital requirements with effect from September 30, 2013. The Bank has made these disclosures which are are available on its website at the following link: http://www.hdfcbank.com/aboutus/basel_disclosures/default.htm. The disclosures have not been subjected to audit or limited review.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

10	During the quarter ended September 30, 2013, the Bank acquired additional 27.8% stake in its subsidiary HDFC Securities Limited (HSL). Post this acquisition, the Bank’s stake holding in HSL was 89.9% as of September 30, 2013.
11	During the quarter and half year ended September 30, 2013, the Bank allotted 2514975 and 11829130 shares pursuant to the exercise of stock options by certain employees.
12	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions, profit and loss (including revaluation) from investments and recoveries from accounts written off.
13	As at September 30, 2013, the total number of branches (including extension counters) and ATM network stood at 3251 branches and 11177 ATMs respectively.
14	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended September 30, 2013:

Opening : Nil; Additions : 683; Disposals : 683; Closing position : Nil.

15	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.
16	10 lac = 1 million

10 million = 1 crore

Place :	Mumbai	Aditya Puri
Date :	October 15, 2013	Managing Director

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

NEWS RELEASE

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP)

FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2013

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) accounts for the quarter ended September 30, 2013, at their meeting held in Mumbai on Tuesday, October 15, 2013. The accounts for the quarter ended September 30, 2013, have been subject to a ‘Limited Review’, while those for half year ended September 30, 2013, have been subject to an ‘Audit’ by the statutory auditors of the Bank.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended September 30, 2013

The Bank’s total income for the quarter ended September 30, 2013 was 11,937.7 crores, as against 10,146.7 crores, for the quarter ended September 30, 2012. Net revenues (net interest income plus other income) were at 6,320.9 crores, an increase of 18.1% for the quarter ended September 30, 2013 as against 5,353.7 crores for the corresponding quarter of the previous year. Net interest income (interest earned less interest expended) for the quarter ended September 30, 2013 accounted for 71% of net revenues and grew by 15.3% to 4,476.5 crores from 3,881.9 crores for the quarter ended September 30, 2012. Net interest margin for the quarter was at 4.3% as against 4.4% for corresponding quarter ended September 30, 2012.

Other income (non-interest revenue) at 1,844.4 crores was 29% of the net revenues for the quarter ended September 30, 2013 and grew by 25.3% over 1,471.8 crores in the corresponding quarter ended September 30, 2012. The four components of other income for the quarter ended September 30, 2013 were fees & commissions of 1,354.4 crores ( 1,220.3 crores in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of 501.4 crores ( 235.9 crores for the corresponding quarter of the previous year), loss on revaluation / sale of investments of 173.3 crores (loss of 105.9 crores for the quarter ended September 30, 2012) and miscellaneous income including recoveries of 161.9 crores ( 121.6 crores for the corresponding quarter of the previous year).

Operating expenses for the quarter were 2,934.2 crores, an increase of 9.3% over 2,685.4 crores during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was at 46.4% as against 50.2% for the corresponding quarter ended September 30, 2012. Provisions and contingencies were 385.9 crores (consisting of specific loan loss and general provisions) for the quarter ended September 30, 2013 as against 389.9 crores for the corresponding quarter ended September 30, 2012.

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013

The profit before tax was 3,000.7 crores, an increase of 31.7% over the quarter ended September 30, 2012. Provision for taxation was 1,018.4 crores, an increase of 41.8% over the quarter ended September 30, 2012 primarily due to increase in income tax surcharge from 5% to 10%. After providing for taxation the Bank earned a net profit of 1,982.3 crores, an increase of 27.1% over the quarter ended September 30, 2012.

Balance Sheet: As of September 30, 2013

Advances as of September 30, 2013 were 2,68,617 crores, an increase of 16.0% over September 30, 2012. This loan growth was contributed by both segments of the Bank loan portfolio, with retail loans growing by 16.9% and wholesale loans by 15.0% resulting in a retail:wholesale loan mix of 53:47 . Total deposits as of September 30, 2013 were 3,13,011 crores, an increase of 14.2% over September 30, 2012. Savings account deposits grew 17.9% over the previous year to reach 93,285 crores. The CASA ratio as at September 30, 2013 was 45.0%.

Half Year ended September 30, 2013:

For the half year ended September 30, 2013, the Bank earned a total income of 23,526.2 crores as against 19,971.8 crores in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the six months ended September 30, 2013 were 12,665.2 crores, as against 10,655.5 crores for the six months ended September 30, 2012, an increase of 18.9%. Net profit for the half year ended September 30, 2013 was 3,826.2 crores, up by 28.5% over the corresponding six months ended September 30, 2012.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as at September 30, 2013 (computed as per Basel III guidelines) stood at 14.6% as against a regulatory requirement of 9%. Of this, Tier-I CAR was 9.9%. These CAR ratios are based on net worth numbers which do not take into account the audited profits for the half year ended September 30, 2013. Had the same been included, the total CAR and Tier-I CAR would have been 15.6% and 10.9% respectively.

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013

NETWORK

As of September 30, 2013, the Bank’s distribution network was at 3,251 branches and 11,177 ATMs in 2,022 cities / towns an increase of 631 branches and 861 ATMs over 2,620 branches and 10,316 ATMs in 1,454 cities / towns as of September 30, 2012.

ASSET QUALITY

Gross non-performing assets (NPAs) were at 1.09% of gross advances as on September 30, 2013, as against 1.04% as on June 30, 2013 and 0.91% as on September 30, 2012. Net non-performing assets were at 0.3% of net advances as on September 30, 2013. Total restructured loans (including applications received and under process for restructuring) were at 0.2% of gross advances as of September 30, 2013 as against 0.3% as of September 30, 2012.

Note:

= Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

Certain statements are included in this release which contain words or phrases, such as “will”, “aim”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “future”, “objective”, “project”, “should”, and similar expressions or variations of these expressions, that are “forward-looking statements”. Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. Our forward looking statements speak only as of the date on which they are made and we do not undertake any obligation, and we do not intend, to update or revise any forward looking statements to reflect events or circumstances after the date in the statement, even if our expectations or any related events or circumstances change. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and other countries which have an impact on our business activities or investments caused by any factor including the global financial crisis and problems in the Eurozone countries, terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region, military armament or social unrest in any part of India, the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices, the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

For media queries please contact:

Neeraj Jha

Head, Corporate Communication

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1308 (D) / 6652 1000 (B)

Mobile: 09323620828

neeraj.jha@hdfcbank.com

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013